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                    THORATEC LABORATORIES ANNOUNCES FILING OF
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              PRELIMINARY S-4 RELATED TO PROPOSED MERGER AGREEMENT
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                WITH THERMO CARDIOSYSTEMS: INVESTOR PRESENTATION
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                         AVAILABLE AT COMPANY'S WEB SITE
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     (PLEASANTON, CA), November 6, 2000--Thoratec Laboratories Corporation
(NASDAQ: THOR), a medical device company, said it has filed a preliminary joint proxy statement/prospectus related to its proposed merger agreement with Thermo Cardiosystems (ASE: TCA) with the Securities and Exchange Commission. The filing can be viewed at www.sec.gov.

     The proposed transaction was announced on October 3, 2000. As proposed, it will be a stock-for-stock transaction accounted for as a purchase. The transaction is subject to the approval of shareholders of both companies and regulatory review.

     In addition, the company said it is meeting with investors over the next several weeks to discuss the transaction. The company's presentation to investors is available on the company's web site, www.thoratec.com.

     Thoratec Laboratories Corporation is engaged in the research, development, manufacturing and marketing of medical devices for circulatory support and vascular graft applications, all of which incorporate its proprietary biomatieral, Thoralon(R). The Thoratec(R) VAD (Ventricular Assist Device) System is the only ventricular assist device that is approved for use as a bridge-to-transplant and recovery from open-heart surgery. The company's Vectra(TM) vascular access graft, which is used in patients undergoing hemodialysis, is currently approved for sale in Europe, Japan and a number of other foreign countries and is in final clinical trials in the U.S. Its Aria(TM) coronary artery bypass graft, which is designed for use by patients having too few suitable native blood vessels,



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is currently in clinical trials in the U.S. and Canada. For additional information about Thoratec, visit the company's web site at www.thoratec.com.

     Headquartered in Woburn, Mass., Thermo Cardiosystems is a leader in the research, development and manufacturing of implantable left ventricular assist systems (LVAS). Its air-driven and electric HeartMate heart assist devices are implanted alongside the natural heart and take over the pumping function of the left ventricle for patients whose hearts are too damaged or diseased to produce adequate blood flow. Both devices are approved for commercial sale in the U.S., Europe and Canada. The company also supplies whole-blood coagulation testing equipment and related disposables, as well as single-use skin incision devices. Thermo Cardiosystems is a public subsidiary of Thermo Electron (NYSE: TMO). More information is available on the Internet at www.thermocardio.com.

     The portions of this news release that relate to future plans, events or performance, are forward-looking statements. Investors are cautioned that all such statements involve risk and uncertainties, including risks related to our proposed transaction with Thermo Cardiosystems and the benefits thereof, government regulatory approval processes and market acceptance of new products. These factors, and others, are discussed more fully in both companies' annual reports on Form 10-K for the fiscal year ended January 1, 2000, and their other filings with the Securities and Exchange Commission. Actual results, events or performance may differ materially. These forward-looking statements speak only as of the date hereof. The company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

OTHER IMPORTANT INFORMATION:

     The transaction described in this announcement has not yet commenced. You should read the joint proxy statement/prospectus filed with the Securities and Exchange Commission because it contains important information about the transaction. You can obtain the joint proxy statement/prospectus and other documents that will be filed with the Securities and Exchange Commission for free when they are available on the Securities and Exchange Commission's web site at http://www.sec.gov. You can also obtain the joint proxy statement/prospectus from the company for free by writing or calling:

Investor Relations Department
Thoratec Laboratories Corporation
6035 Stoneridge Drive
Pleasanton, California 94588
(925) 847-8600


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